SEC FILE NUMBER 005-60145
CUSIP NUMBER 01988P108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Allscripts Healthcare Solutions, Inc.

Full Name of Registrant

Former Name if Applicable

222 Merchandise Mart Plaza, Suite 2024

Address of Principal Executive Office (Street and Number)

Chicago, IL 60654

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Allscripts Healthcare Solutions, Inc. (“we” or the “Company”) has filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “10-K”), which is not complete as described therein. The delay in filing the complete 10-K is the result of a change in 2012 of the Company’s business segments that requires recasting of the segment information for all periods presented. Accordingly, additional time is necessary to complete the requisite procedures for the seven months in the period ended December 31, 2010 and the year ended May 31, 2010.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Richard J. Poulton	(312)	506-1200
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

The disclosures under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 10-K regarding the Company’s results of operations for the year ended December 31, 2012 compared with the year ended December 31, 2011 are incorporated by reference herein.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties. We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements relate to future events, including our future performance, and management’s expectations, beliefs, intentions, plans or projections relating to the future and some of these statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “seeks,” “future,” “continue,” “contemplate,” “would,” “will,” “may,” “should,” and the negative or other variations of those terms or comparable terminology or by discussion of strategy, plans, opportunities or intentions. As a result, actual results, performance or achievements may vary materially from those anticipated by the forward-looking statements.

Among the factors that could cause actual results, performance or achievements to differ materially from those indicated by such forward-looking statements are:

•

the possibility that our current initiatives focused on product delivery, client experience, streamlining our cost structure, and financial performance may not be successful, which could result in customer attrition;

•	the impact of the realignment of our sales and services organization;

•	potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others;

•	the risk that we will not achieve the strategic benefits of the merger with Eclipsys Corporation (Eclipsys), or that the Allscripts and Eclipsys products will not be integrated successfully;

•	competition within the industries in which we operate, including the risk that existing clients will switch to products of competitors;

•

failure to maintain interoperability certification pursuant to the Health Information Technology for Economic and Clinical Health Act, with resulting increases in development and other costs for us and possibly putting us at a competitive disadvantage in the marketplace;

•	the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that our products will not achieve or sustain market acceptance;

•	the timing, cost and success or failure of new product and service introductions, development and product upgrade releases;

•

we may incur costs or customer losses relating to the standardization of our small office electronic health record and practice management systems that could adversely affect our results of operations;

•	competitive pressures including product offerings, pricing and promotional activities;

•	our ability to establish and maintain strategic relationships;

•	errors or similar problems in our software products or other product quality issues;

•	the outcome of any legal proceeding that has been or may be instituted against us and others;

•

compliance obligations under new and existing laws, regulations and industry initiatives, including new regulations relating to HIPAA/HITECH, increasing enforcement activity in respect of anti-bribery, fraud and abuse, privacy, and similar laws, and future changes in laws or regulations in the healthcare industry, including possible regulation of our software by the U.S. Food and Drug Administration;

•	the possibility of product-related liabilities;

•	our ability to attract and retain qualified personnel;

•

the continued implementation and ongoing acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009, as well as elements of the Patient Protection and Affordable Care Act (aka health reform) which pertain to healthcare IT adoption, including uncertainly related to changes in reimbursement methodology and the shift to pay-for-outcomes;

•	maintaining our intellectual property rights and litigation involving intellectual property rights;

•	legislative, regulatory and economic developments;

•	risks related to third-party suppliers and our ability to obtain, use or successfully integrate third-party licensed technology;

•	breach of data security by third parties and unauthorized access to patient health information by third parties resulting in enforcement actions, fines and other litigation; and

•	those factors discussed in “Risk Factors” in our periodic filings with the Securities and Exchange Commission.

We make these statements under the protection afforded by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because forward-looking statements are subject to assumptions and uncertainties, actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements. Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date such statements are made. Except to the extent required by applicable law or regulation, Allscripts undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

                    Allscripts Healthcare Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 1, 2013	By	/s/ Richard J. Poulton
	Name:	Richard J. Poulton
	Title:	Chief Financial Officer

March 1, 2013

Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza

Suite 2024

Chicago, IL 60654

Ladies and Gentlemen:

You have furnished us with a copy of your “Notification of Late Filing” on Form 12b-25 dated March 1, 2013.

We are in agreement with the comments under Part III of that Form. Given the late notice, we did not have sufficient time to perform the relevant procedures required by PCAOB standards to audit the modifications to your December 31, and May 31, 2010 financial statements prior to March 1, 2013.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

5